SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2023 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 17, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2023 increased by 18.9%, to ¥9,609.3 billion from the same period last year, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit increased by 53.6%, to ¥696.5 billion from the same period last year, due mainly to an increase in profit attributable to sales impacts as well as profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses. Profit before income taxes increased by 70.5%, to ¥879.2 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 82.1%, to ¥616.3 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023	Change	%	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023	Change	%
Motorcycle Business	9,202	9,266	64	0.7	6,343	6,006	(337)	(5.3)
Japan	114	122	8	7.0	114	122	8	7.0
North America	220	255	35	15.9	220	255	35	15.9
Europe	144	229	85	59.0	144	229	85	59.0
Asia	7,900	7,874	(26)	(0.3)	5,041	4,614	(427)	(8.5)
Other Regions	824	786	(38)	(4.6)	824	786	(38)	(4.6)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 11.3%, to ¥1,572.5 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit increased by 12.7%, to ¥253.3 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses.

Automobile Business

For the six months ended September 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023	Change	%	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023	Change	%
Automobile Business	1,785	1,934	149	8.3	1,093	1,332	239	21.9
Japan	241	259	18	7.5	212	231	19	9.0
North America	542	778	236	43.5	542	778	236	43.5
Europe	45	43	(2)	(4.4)	45	43	(2)	(4.4)
Asia	898	789	(109)	(12.1)	235	215	(20)	(8.5)
Other Regions	59	65	6	10.2	59	65	6	10.2

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 27.3%, to ¥6,262.2 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 374.1%, to ¥301.3 billion from the same period last year, due mainly to an increase in profit attributable to sales impacts as well as profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses.

Financial Services Business

Sales revenue from external customers increased by 3.2%, to ¥1,576.6 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased operating lease revenues. Operating profit decreased by 10.5%, to ¥137.0 billion from the same period last year, due mainly to increased expenses, which was partially offset by positive foreign currency effects.

Power Products and Other Businesses

For the six months ended September 30, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023	Change	%
Power Products Business	2,935	1,826	(1,109)	(37.8)
Japan	184	132	(52)	(28.3)
North America	1,306	594	(712)	(54.5)
Europe	554	356	(198)	(35.7)
Asia	691	602	(89)	(12.9)
Other Regions	200	142	(58)	(29.0)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 11.8%, to ¥197.9 billion from the same period last year, due mainly to decreased consolidated unit sales in Power products business. Operating profit decreased by 60.1%, to ¥4.8 billion from the same period last year, due mainly to decreased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥14.5 billion, an increase of ¥2.5 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2023 increased by ¥637.4 billion from March 31, 2023, to ¥4,440.5 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥379.9 billion of cash inflows. Cash inflows from operating activities decreased by ¥961.3 billion from the same period last year, due mainly to an increase in payments for parts and raw materials as well as in receivables from financial services, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥289.1 billion of cash outflows. Cash outflows from investing activities decreased by ¥139.5 billion from the same period last year, due mainly to decreased payments for additions to property, plant and equipment.

Net cash provided by financing activities amounted to ¥243.0 billion of cash inflows. Cash inflows from financing activities increased by ¥1,195.8 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Objective indicators for judging the achievement of management goals

Please note that the forward-looking statements contained herein are judgments made by Honda as of September 30, 2023 and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed in Honda’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, filed with the U.S. Securities and Exchange Commission on June 23, 2023, under “Item 3. Key Information—D. Risk Factors.”

In the six months ended September 30, 2023, Honda has formulated the Company’s integrated report, the “Honda Report 2023,” and has newly established a target for return on invested capital (ROIC)*1 of 10% or higher for the fiscal year ending March 31, 2031. Complementing the previously disclosed return on sales (ROS) target for the fiscal year ending March 31, 2026, we intend to boost cash generation capabilities by fortifying our business structure. Our objective is to uphold an optimal equilibrium between strategic resource allocation for transformation and shareholder returns, with the aim of achieving sustainable growth and enhanced capital efficiency.

*1	(Profit for the year attributable to owners of the parent + Interest expense (excluding Financial services business)) / Invested capital*2.
*2

Equity attributable to owners of the parent + Interest-bearing liabilities (excluding Financial services business). Invested capital is calculated using the average of the beginning and end of the period.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the six months ended September 30, 2023 are as follows:

The Company has created the Electrification Business Development Operations based on the Business Development Operations, which was established in April, 2022 to strengthen electrification business, to further strengthen and accelerate Honda’s electrification business. This operation consolidates the business strategy and electric vehicle (EV) product development functions of Automobile business and electrification-related strategy and development functions of Motorcycle business and Power products business, and Honda will strive to further accelerate its electrification business and create new value by leveraging its broad and expanding range of mobility products and services.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2023 and September 30, 2023

		Yen (millions)
Assets	Note	March 31, 2023	September 30, 2023
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥3,803,014	¥4,440,513
Trade receivables		1,060,271	1,080,383
Receivables from financial services		1,899,493	2,245,322
Other financial assets		263,892	176,801
Inventories		2,167,184	2,355,959
Other current assets		384,494	399,154

Total current assets		9,578,348	10,698,132

Non-current assets:
Investments accounted for using the equity method		915,946	1,065,636
Receivables from financial services		3,995,259	5,075,054
Other financial assets		855,070	964,151
Equipment on operating leases	5	4,726,292	5,069,161
Property, plant and equipment	6	3,168,109	3,229,919
Intangible assets		870,900	922,122
Deferred tax assets		105,792	125,688
Other non-current assets		454,351	526,740

Total non-current assets		15,091,719	16,978,471

Total assets		¥24,670,067	¥27,676,603

		Yen (millions)
Liabilities and Equity	Note	March 31, 2023	September 30, 2023
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,426,333	¥1,433,191
Financing liabilities		3,291,195	3,755,650
Accrued expenses		419,570	450,583
Other financial liabilities		324,110	411,764
Income taxes payable		86,252	107,982
Provisions	7	362,701	440,982
Other current liabilities		741,963	790,698

Total current liabilities		6,652,124	7,390,850

Non-current liabilities:
Financing liabilities		4,373,973	5,254,792
Other financial liabilities		288,736	308,222
Retirement benefit liabilities		255,852	284,354
Provisions	7	270,169	298,826
Deferred tax liabilities		877,300	947,149
Other non-current liabilities		449,622	514,437

Total non-current liabilities		6,515,652	7,607,780

Total liabilities		13,167,776	14,998,630

Equity:
Common stock		86,067	86,067
Capital surplus		185,589	185,458
Treasury stock		(484,931)	(629,546)
Retained earnings		9,980,128	10,496,889
Other components of equity		1,417,397	2,225,307

Equity attributable to owners of the parent		11,184,250	12,364,175
Non-controlling interests		318,041	313,798

Total equity		11,502,291	12,677,973

Total liabilities and equity		¥24,670,067	¥27,676,603

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2022 and 2023

		Yen (millions)
	Note	September 30, 2022	September 30, 2023
		unaudited	unaudited
Sales revenue	8	¥8,085,304	¥9,609,392

Operating costs and expenses:
Cost of sales		(6,505,911)	(7,521,751)
Selling, general and administrative		(744,778)	(986,874)
Research and development		(381,163)	(404,194)

Total operating costs and expenses		(7,631,852)	(8,912,819)

Operating profit		453,452	696,573

Share of profit of investments accounted for using the equity method		82,946	66,724

Finance income and finance costs:
Interest income		25,025	77,845
Interest expense		(15,650)	(19,895)
Other, net		(29,942)	58,038

Total finance income and finance costs		(20,567)	115,988

Profit before income taxes		515,831	879,285

Income tax expense		(147,092)	(225,360)

Profit for the period		¥368,739	¥653,925

Profit for the period attributable to:
Owners of the parent		338,514	616,301
Non-controlling interests		30,225	37,624

		Yen
		September 30, 2022	September 30, 2023
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥66.03	¥124.63

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2022 and 2023

		Yen (millions)
	Note	September 30, 2022	September 30, 2023
		unaudited	unaudited
Profit for the period		¥368,739	¥653,925

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(11)	4
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(27,735)	753
Share of other comprehensive income of investments accounted for using the equity method		(1,109)	5,280
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(893)	(429)
Exchange differences on translating foreign operations		917,707	768,426
Share of other comprehensive income of investments accounted for using the equity method		69,148	51,933

Total other comprehensive income, net of tax		957,107	825,967

Comprehensive income for the period		¥1,325,846	¥1,479,892

Comprehensive income for the period attributable to:
Owners of the parent		1,276,881	1,424,586
Non-controlling interests		48,965	55,306

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2022 and 2023

		Yen (millions)
	Note	September 30, 2022	September 30, 2023
		unaudited	unaudited
Sales revenue	8	¥4,255,754	¥4,984,396

Operating costs and expenses:
Cost of sales		(3,441,741)	(3,893,860)
Selling, general and administrative		(383,205)	(582,171)
Research and development		(199,572)	(206,239)

Total operating costs and expenses		(4,024,518)	(4,682,270)

Operating profit		231,236	302,126

Share of profit of investments accounted for using the equity method		60,337	23,871

Finance income and finance costs:
Interest income		15,893	44,990
Interest expense		(8,223)	(10,853)
Other, net		(20,816)	4,227

Total finance income and finance costs		(13,146)	38,364

Profit before income taxes		278,427	364,361

Income tax expense		(73,268)	(93,381)

Profit for the period		¥205,159	¥270,980

Profit for the period attributable to:
Owners of the parent		189,295	253,232
Non-controlling interests		15,864	17,748

		Yen
		September 30, 2022	September 30, 2023
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥36.95	¥51.49

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2022 and 2023

		Yen (millions)
	Note	September 30, 2022	September 30, 2023
		unaudited	unaudited
Profit for the period		¥205,159	¥270,980

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(8)	(2)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(40,167)	(14,956)
Share of other comprehensive income of investments accounted for using the equity method		(665)	2,455
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(557)	(274)
Exchange differences on translating foreign operations		268,761	187,182
Share of other comprehensive income of investments accounted for using the equity method		22,592	28,084

Total other comprehensive income, net of tax		249,956	202,489

Comprehensive income for the period		¥455,115	¥473,469

Comprehensive income for the period attributable to:
Owners of the parent		435,831	452,049
Non-controlling interests		19,284	21,420

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2022 and 2023

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					338,514		338,514	30,225	368,739
Other comprehensive income, net of tax						938,367	938,367	18,740	957,107

Total comprehensive income for the period					338,514	938,367	1,276,881	48,965	1,325,846
Reclassification to retained earnings					(45)	45	—		—
Transactions with owners and other
Dividends paid	12				(111,256)		(111,256)	(47,493)	(158,749)
Purchases of treasury stock				(29,004)			(29,004)		(29,004)
Disposal of treasury stock				263			263		263
Share-based payment transactions			(42)				(42)		(42)

Total transactions with owners and other			(42)	(28,741)	(111,256)		(140,039)	(47,493)	(187,532)

Balance as of September 30, 2022 (unaudited)		¥86,067	¥185,453	¥(357,050)	¥9,766,346	¥1,928,850	¥11,609,666	¥301,194	¥11,910,860

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2023 (unaudited)		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the period
Profit for the period					616,301		616,301	37,624	653,925
Other comprehensive income, net of tax						808,285	808,285	17,682	825,967

Total comprehensive income for the period					616,301	808,285	1,424,586	55,306	1,479,892
Reclassification to retained earnings					375	(375)	—		—
Transactions with owners and other
Dividends paid	12				(99,915)		(99,915)	(59,549)	(159,464)
Purchases of treasury stock				(145,009)			(145,009)		(145,009)
Disposal of treasury stock				394			394		394
Share-based payment transactions			(131)				(131)		(131)

Total transactions with owners and other			(131)	(144,615)	(99,915)		(244,661)	(59,549)	(304,210)

Balance as of September 30, 2023 (unaudited)		¥86,067	¥185,458	¥(629,546)	¥10,496,889	¥2,225,307	¥12,364,175	¥313,798	¥12,677,973

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2022 and 2023

		Yen (millions)
	Note	September 30, 2022	September 30, 2023
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥515,831	¥879,285
Depreciation, amortization and impairment losses excluding equipment on operating leases		357,304	373,775
Share of profit of investments accounted for using the equity method		(82,946)	(66,724)
Finance income and finance costs, net		(69,589)	(92,349)
Interest income and interest costs from financial services, net		(75,593)	(75,284)
Changes in assets and liabilities
Trade receivables		32,586	24,114
Inventories		(129,729)	(905)
Trade payables		(49,839)	(69,898)
Accrued expenses		(62,296)	(16,454)
Provisions and retirement benefit liabilities		(8,720)	65,507
Receivables from financial services		302,319	(728,165)
Equipment on operating leases		493,778	95,596
Other assets and liabilities		165,071	6,255
Other, net		1,465	(44,023)
Dividends received		131,572	126,630
Interest received		143,741	255,998
Interest paid		(68,304)	(110,717)
Income taxes paid, net of refunds		(255,317)	(242,689)

Net cash provided by operating activities		1,341,334	379,952

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(249,421)	(141,404)
Payments for additions to and internally developed intangible assets		(76,441)	(97,504)
Proceeds from sales of property, plant and equipment and intangible assets		13,623	4,239
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	(2,940)
Payments for acquisitions of investments accounted for using the equity method		(10,340)	(38,734)
Payments for acquisitions of other financial assets		(322,025)	(118,990)
Proceeds from sales and redemptions of other financial assets		215,952	106,207

Net cash used in investing activities		(428,652)	(289,126)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,219,027	6,065,976
Repayments of short-term financing liabilities		(4,152,744)	(5,805,967)
Proceeds from long-term financing liabilities		362,289	1,498,319
Repayments of long-term financing liabilities		(1,165,699)	(1,185,750)
Dividends paid to owners of the parent		(111,256)	(99,915)
Dividends paid to non-controlling interests		(36,752)	(45,228)
Purchases and sales of treasury stock, net		(28,741)	(144,615)
Repayments of lease liabilities		(38,890)	(39,773)

Net cash provided by (used in) financing activities		(952,766)	243,047

Effect of exchange rate changes on cash and cash equivalents		300,501	303,626

Net change in cash and cash equivalents		260,417	637,499

Cash and cash equivalents at beginning of year		3,674,931	3,803,014

Cash and cash equivalents at end of period		¥3,935,348	¥4,440,513

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   Segment Information

Segment information as of and for the six months ended September 30, 2022 and 2023 is as follows:

As of and for the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,412,682	¥4,920,192	¥1,527,915	¥224,515	¥8,085,304	¥—	¥8,085,304
Intersegment	—	83,742	1,181	11,575	96,498	(96,498)	—

Total	1,412,682	5,003,934	1,529,096	236,090	8,181,802	(96,498)	8,085,304

Segment profit (loss)	¥224,775	¥63,568	¥153,049	¥12,060	¥453,452	¥—	¥453,452

Segment assets	¥1,614,071	¥10,241,643	¥12,041,882	¥469,044	¥24,366,640	¥1,461,253	¥25,827,893
Depreciation and amortization	33,600	282,801	465,827	9,615	791,843	—	791,843
Capital expenditures	20,451	304,206	712,321	5,779	1,042,757	—	1,042,757

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,572,558	¥6,262,289	¥1,576,608	¥197,937	¥9,609,392	¥—	¥9,609,392
Intersegment	—	84,816	1,256	16,387	102,459	(102,459)	—

Total	1,572,558	6,347,105	1,577,864	214,324	9,711,851	(102,459)	9,609,392

Segment profit (loss)	¥253,384	¥301,380	¥137,002	¥4,807	¥696,573	¥—	¥696,573

Segment assets	¥1,803,540	¥10,962,398	¥12,977,324	¥511,240	¥26,254,502	¥1,422,101	¥27,676,603
Depreciation and amortization	34,486	328,359	415,578	8,592	787,015	—	787,015
Capital expenditures	26,781	233,741	1,115,856	6,036	1,382,414	—	1,382,414

Segment information for the three months ended September 30, 2022 and 2023 is as follows:

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥736,632	¥2,628,707	¥778,531	¥111,884	¥4,255,754	¥—	¥4,255,754
Intersegment	—	47,056	502	5,169	52,727	(52,727)	—

Total	736,632	2,675,763	779,033	117,053	4,308,481	(52,727)	4,255,754

Segment profit (loss)	¥126,946	¥25,306	¥74,248	¥4,736	¥231,236	¥—	¥231,236

For the three months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥815,603	¥3,269,950	¥803,579	¥95,264	¥4,984,396	¥—	¥4,984,396
Intersegment	—	45,807	627	9,865	56,299	(56,299)	—

Total	815,603	3,315,757	804,206	105,129	5,040,695	(56,299)	4,984,396

Segment profit (loss)	¥109,864	¥124,398	¥67,474	¥390	¥302,126	¥—	¥302,126

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2022 and 2023 amounted to ¥1,569,670 million and ¥1,605,913 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2022 and 2023 are¥711,061 million and ¥1,114,646 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2022 and 2023 are ¥740,391 million and ¥791,879 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2022 and 2023 are ¥274,667 million and ¥171,606 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2022 and 2023 are ¥14,828 million and ¥17,325 million, respectively.

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2023 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2023	¥535,099	¥97,771	¥632,870

Provision	¥210,438	¥9,958	¥220,396
Write-offs	(114,160)	(11,679)	(125,839)
Reversal	(35,331)	(4,665)	(39,996)
Exchange differences on translating foreign operations	41,800	10,577	52,377

Balance as of September 30, 2023	¥637,846	¥101,962	¥739,808

Current liabilities and non-current liabilities of provisions as of March 31, 2023 and September 30, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023	As of September 30, 2023
Current liabilities	¥362,701	¥440,982
Non-current liabilities	270,169	298,826

Total	¥632,870	¥739,808

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the six months ended September 30, 2022 and 2023 are as follows:

For the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥50,609	¥622,096	¥68,645	¥43,229	¥784,579
North America	143,651	2,684,546	724,347	95,677	3,648,221
Europe	93,701	166,712	—	43,151	303,564
Asia	870,930	1,264,033	9	28,675	2,163,647
Other Regions	253,604	178,516	—	13,659	445,779

Total	¥1,412,495	¥4,915,903	¥793,001	¥224,391	¥7,345,790

Revenue arising from the other sources*	187	4,289	734,914	124	739,514

Total	¥1,412,682	¥4,920,192	¥1,527,915	¥224,515	¥8,085,304

For the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥60,329	¥682,875	¥72,390	¥46,395	¥861,989
North America	172,045	3,968,522	744,269	74,534	4,959,370
Europe	179,962	219,229	—	40,232	439,423
Asia	866,823	1,144,738	3	25,558	2,037,122
Other Regions	293,308	235,719	—	11,179	540,206

Total	¥1,572,467	¥6,251,083	¥816,662	¥197,898	¥8,838,110

Revenue arising from the other sources*	91	11,206	759,946	39	771,282

Total	¥1,572,558	¥6,262,289	¥1,576,608	¥197,937	¥9,609,392

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the three months ended September 30, 2022 and 2023 are as follows:

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥25,606	¥334,860	¥36,554	¥25,428	¥422,448
North America	67,820	1,413,592	369,427	45,528	1,896,367
Europe	41,832	81,815	—	19,684	143,331
Asia	475,819	706,629	3	14,398	1,196,849
Other Regions	125,373	89,623	—	6,762	221,758

Total	¥736,450	¥2,626,519	¥405,984	¥111,800	¥3,880,753

Revenue arising from the other sources*	182	2,188	372,547	84	375,001

Total	¥736,632	¥2,628,707	¥778,531	¥111,884	¥4,255,754

For the three months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥31,406	¥379,210	¥36,596	¥27,331	¥474,543
North America	93,795	2,005,993	374,337	33,616	2,507,741
Europe	89,050	120,029	—	15,224	224,303
Asia	452,745	627,870	1	13,192	1,093,808
Other Regions	148,516	131,341	—	5,883	285,740

Total	¥815,512	¥3,264,443	¥410,934	¥95,246	¥4,586,135

Revenue arising from the other sources*	91	5,507	392,645	18	398,261

Total	¥815,603	¥3,269,950	¥803,579	¥95,264	¥4,984,396

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and September 30, 2023 consist of the following:

	Yen (millions)
As of March 31, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥29,026	¥—	¥29,026
Interest rate instruments	—	151,242	—	151,242
Other	—	—	5,700	5,700

Total	—	180,268	5,700	185,968

Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138

Total	¥368,582	¥260,457	¥160,594	¥789,633

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥95,412	¥—	¥95,412
Interest rate instruments	—	141,786	—	141,786
Other	—	5,770	—	5,770

Total	—	242,968	—	242,968

Total	¥—	¥242,968	¥—	¥242,968

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of September 30, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥62,986	¥—	¥62,986
Interest rate instruments	—	173,037	—	173,037
Other	—	—	5,857	5,857

Total	—	236,023	5,857	241,880

Debt securities	47,866	67,451	4,487	119,804
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	29,698	—	29,698
Equity securities	330,015	—	169,291	499,306

Total	¥377,881	¥333,172	¥179,635	¥890,688

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥135,139	¥—	¥135,139
Interest rate instruments	—	177,214	—	177,214
Other	—	3,054	—	3,054

Total	—	315,407	—	315,407

Total	¥—	¥315,407	¥—	¥315,407

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2023.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2023.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2023 and September 30, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023		As of September 30, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,894,752	¥5,696,283	¥7,320,376	¥7,036,524
Debt securities	85,235	85,235	64,367	64,367
Financing liabilities	7,665,168	7,440,205	9,010,442	8,732,209

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2022 and 2023.

	2022	2023
Profit for the period attributable to owners of the parent (millions of yen)	¥338,514	¥616,301
Weighted average number of common shares outstanding, basic (shares)	5,126,872,044	4,944,995,695
Basic earnings per share attributable to owners of the parent (yen)	¥66.03	¥124.63

Earnings per share attributable to owners of the parent for the three months ended September 30, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended September 30, 2022 and 2023.

	2022	2023
Profit for the period attributable to owners of the parent (millions of yen)	¥189,295	¥253,232
Weighted average number of common shares outstanding, basic (shares)	5,123,175,561	4,918,543,577
Basic earnings per share attributable to owners of the parent (yen)	¥36.95	¥51.49

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

For the six months ended September 30, 2023

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

(b) Dividends payable of which record date was in the six months ended September 30, 2023, effective after the period

Resolution	The Board of Directors Meeting on November 9, 2023
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	141,949
Dividend per share (yen)	87.00
Record date	September 30, 2023
Effective date	December 5, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

The Board of Directors of the Company, at its meeting held on August 9, 2023, resolved that the Company will implement a stock split, and accordingly, change in ratio of American Depositary Receipts (ADRs) to underlying shares and modify acquisition of own shares program. Based on the resolution, the Company implemented a stock split and accordingly, change in ratio of American Depositary Receipts (ADRs) on October 1, 2023.

(a) Stock split

1) Purpose of the stock split

The purpose is to expand the investor base by reducing the Company’s stock price per investment unit.

2) Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2023 (Due to non-working day of the shareholder registry administrator on the same day, the substantial record date was September 29, 2023) was split into 3 shares per share.

3) Number of shares increased by the stock split

1. Total number of issued shares before the stock split:	1,811,428,430 shares
2. Number of shares increased by the stock split:	3,622,856,860 shares
3. Total number of issued shares following the stock split:	5,434,285,290 shares
4. Total number of authorized shares following the stock split:	7,086,000,000 shares

4) Schedule of the stock split

Public notice of record date:	September 15, 2023
Record date:	September 30, 2023
Effective date:	October 1, 2023

5) Others

•	There is no change in the amount of stated capital as a result of this stock split.

•

As the stock split took effect on October 1, 2023, the interim dividend for the fiscal year ending March 31, 2024 which has a dividend record date of September 30, 2023 will be paid based on the shares before the stock split.

(b) Change in ratio of American Depositary Receipts (ADRs) to underlying shares

1) Purpose of the ratio change

The purpose is to continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

2) Outline of the change of ratio

Ratio before change:	1 ADR = 1 Share
Ratio after change:	1 ADR = 3 Shares
Effective date of the new ratio:	October 1, 2023 (EST)
First trading date with new ratio:	October 2, 2023 (EST)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Modification to acquisition of own shares program

1) Reason for the modification

In the details of acquisition of the Company’s own shares resolved at the meeting of the Board of Directors held on May 11, 2023, “total number of shares to be acquired” shall be modified in connection with the stock split.

2) Details of the modification

Current Program:	Total number of shares to be acquired: Up to 64,000,000 shares
Amended Program:	Total number of shares to be acquired: Up to 192,000,000 shares

(Reference)

Details of the resolution concerning acquisition of the Company’s own shares at the meeting of the Board of Directors held on May 11, 2023

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 200,000 million yen

4) Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

5) Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

(d) Impact on earnings per share

For impact on earnings per share, see note “(11) Earnings Per Share.”

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Executive Officer and Chief Financial Officer on November 10, 2023.